    As filed with the Securities and Exchange Commission on January 24, 2002
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 --------------
                                   SCHEDULE TO
                                 (Rule 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 --------------
                               724 SOLUTIONS INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

                                 --------------
        Options to Purchase Common Shares, Without Nominal or Par Value, Having an Exercise Price of More than U.S.$3.00, or More than Cdn.$4.75
   (if denominated in Canadian dollars), Granted to Eligible Employees under
    724 Solutions Inc.'s 1997 and 2000 Stock Option Plans and Granted after January 15, 2001 to Eligible Employees under 724 Solutions Inc.'s Tantau
                                Stock Option Plan
                         (Title of Class of Securities)
                                 --------------
                                    81788Q100
                (CUSIP Number of Underlying Class of Securities)

                                  Karen Basian
                             Chief Financial Officer
                               724 Solutions Inc.
                          10 York Mills Road, 3rd Floor
                                Toronto, Ontario
                                     M2P 2G4
                                 (416) 226-2900

             (Name,address and telephone number of person authorized
               to receive notices and communications on behalf of
                                 filing person)
                                 --------------
                                   Copies to:

     Robert S. Townsend, Esq.                      Brian A. Ludmer, Esq.
        Lloyd Harmetz, Esq.                            Ogilvy Renault
      Morrison & Foerster LLP                     Suite 2100, P.O. Box 141
         425 Market Street                           Royal Trust Tower
   San Francisco, CA 94105-2482                     77 King Street West
          (415) 268-7000                      Toronto, Ontario M5K 1H1, Canada
                                                      (416) 216-4001
                                 --------------

                            CALCULATION OF FILING FEE


    TRANSACTION VALUATION*                               AMOUNT OF FILING FEE
        U.S.$3,892,594                                       U.S.$358.12


*Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,787,151 common shares of 724 Solutions Inc. having an approximate aggregate value of U.S.$3,892,594 as of January 23, 2002 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $92 per each U.S.$1.0 million of the value of the transaction.


[_] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount Previously Paid: [_] Not applicable.    Filing party: [_] Not applicable.
Form or Registration No.: [_] Not applicable.  Date filed: [_] Not applicable.


[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]      third party tender offer subject to Rule 14d-l.
[X]      issuer tender offer subject to Rule 13e-4.
[_]      going-private transaction subject to Rule 13e-3.
[_]      amendment to Schedule 13D under Rule 13d-2.
         Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]

ITEM 1.  SUMMARY.

         The information set forth under "Summary - Questions and Answers" in the Offer to Exchange dated January 24, 2002 (the "Offer to Exchange"), attached hereto as Exhibit (a)(1), is incorporated herein by reference.


ITEM 2.  SUBJECT COMPANY INFORMATION.

(a) The name of the issuer is 724 Solutions Inc., a corporation organized under the laws of Ontario ("724 Solutions" or the "Company"), the address of its principal executive offices is 10 York Mills Road, 3rd Floor, Toronto, Ontario, Canada, M2P 2G4, and the telephone number of its principal executive offices is
(416) 226-2900. The information set forth in the Offer to Exchange under Section 9 ("Information Concerning 724 Solutions") is incorporated herein by reference.

(b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange eligible options (as defined in the Offer to Exchange) granted to eligible employees (as defined in the Offer to Exchange) for new options (the "new options") to purchase common shares of the Company, without nominal or par value (the "common shares"), to be granted under the 724 Solutions Inc. 2000 Stock Option Plan, as amended and restated (the "2000 Plan"), upon the terms and subject to the conditions described in the Offer to Exchange and the related acceptance letter (the "acceptance letter") (which together shall constitute the "Offer"), attached hereto as Exhibit (a)(2).

         The information set forth in the Offer to Exchange under "Summary - Questions and Answers", Section 1 ("Eligible Employees and Eligible Options; Expiration Date"), Section 5 ("Acceptance of Eligible Options for Exchange and Issuance of New Options") and Section 8 ("Source and Amount of Consideration; Terms of New Options") is incorporated herein by reference.

(c) The information set forth in the Offer to Exchange under Section 7 ("Price Range of Common Shares Underlying the Eligible Options") is incorporated herein by reference.


ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

         The information set forth under Item 2(a) above is incorporated herein by reference.


ITEM 4.  TERMS OF THE TRANSACTION.

(a) The information set forth in the Offer to Exchange under "Summary - Questions and Answers", Section 1 ("Eligible Employees and Eligible Options; Expiration Date"), Section 3 ("Procedures for Tendering Eligible Options"),
Section 4 ("Withdrawal Rights"), Section 5 ("Acceptance of Eligible Options for Exchange and Issuance of New Options"), Section 6 ("Conditions of the Offer"),
Section 8 ("Source and Amount of Consideration; Terms of New Options"), Section 11 ("Status of Eligible Options Acquired by Us in the Offer; Accounting Consequences of the Offer"), Section 12 ("Legal Matters; Regulatory Approvals"),
Section 13 ("Extension of Offer; Termination; Amendment"), Exhibit (a)(5) ("Material United States Federal

Income Tax Consequences") and Exhibit (a)(6) ("Material Canadian Income Tax Considerations") is incorporated herein by reference.

(b) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options and Our Common Shares") is incorporated herein by reference.


ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND ARRANGEMENTS.

         The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options and Our Common Shares") is incorporated herein by reference.


ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

(b) The information set forth in the Offer to Exchange under Section 5 ("Acceptance of Eligible Options for Exchange and Issuance of New Options") and
Section 11 ("Status of Eligible Options Acquired by Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

(c) Except as set forth in the Offer to Exchange under Section 9 ("Information Concerning 724 Solutions"), Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options and Our Common Shares"), Section 15 ("Additional Information") and Section 16 ("Forward Looking Statements"), and as set forth in this paragraph, the Company does not have any plans, proposals or negotiations that relate or would result in any of the events described in Item 1006(c) of Regulation M-A.


ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) The information set forth in the Offer to Exchange under Section 8 ("Source and Amount of Consideration; Terms of New Options") and Section 14 ("Fees and Expenses") is incorporated herein by reference.

(b) The information set forth in the Offer to Exchange under Section 6 ("Conditions of the Offer") is incorporated herein by reference.

(d)      Not applicable.


ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)      Not applicable.

(b) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options and Our Common Shares") is incorporated herein by reference.


ITEM 9.  PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         Not applicable.


ITEM 10.  FINANCIAL STATEMENTS.

         The information set forth in the Offer to Exchange under Section 9 ("Information Concerning 724 Solutions") and Section 15 ("Additional Information"), the information set forth under the captions "Item 6 Selected Financial Data" and "Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations" of the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2000, the consolidated financial statements set forth in such Annual Report, and the financial information set forth on pages 1 to 37 of the Company's Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2001, is incorporated herein by reference.


ITEM 11.  ADDITIONAL INFORMATION.

(a) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options and Our Common Shares") and Section 12 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

(b)      Not applicable.


ITEM 12.  EXHIBITS.

(a)      (1)      Offer to Exchange, dated January 24, 2002.

         (2)      Form of Acceptance Letter.

         (3)      Form of Withdrawal Letter.

         (4) Letter and E-mail Messages to Directors, Officers and Employees of 724 Solutions.

         (5)      Material United States Federal Income Tax Consequences.

         (6)      Material Canadian Income Tax Considerations.

         (7)      Description of Tax Consequences to Employees in Germany.

         (8) Description of Tax Consequences to Employees in the United Kingdom (other than Scotland).

         (9)      Form of Cover Letter and Option Holdings Statement.

         (10)     Form of Reminder E-mail to 724 Solutions Employees.

(b)      Not applicable.

(c)      Not applicable.

(d)      (1)      724 Solutions Inc. 1997 Stock Option Plan, as amended and
                  restated.

         (2) Form of Stock Option Agreement pursuant to the 724 Solutions Inc. 1997 Stock Option Plan, as amended and restated.

         (3) Tantau Software Inc. 1999 Stock Option Plan, as amended and restated, assumed by 724 Solutions Inc.

         (4)      Form of Stock Option Agreement pursuant to the Tantau
                  Software Inc. 1999 Stock Option Plan, as amended and restated, assumed by 724 Solutions Inc.

         (5) 724 Solutions Inc. 2000 Stock Option Plan, as amended and restated.

         (6) Forms of Canadian and U.S. Stock Option Agreements pursuant to the 724 Solutions Inc. 2000 Stock Option Plan, as amended and restated.

         (7) Forms of Canadian and U.S. Stock Option Agreements pursuant to the 724 Solutions Inc. 2000 Stock Option Plan, as amended and restated (for new option grants).

(e)      Not applicable.

(f)      Not applicable.

(g)      Not applicable.

(h)      Not applicable.


ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

         Not applicable.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                                    724 Solutions Inc.


                                                    /s/ Karen Basian
                                                    ---------------------------
                                                    Karen Basian
                                                    Chief Financial Officer

Date: January 24, 2002

                                INDEX TO EXHIBITS

     EXHIBIT                        DESCRIPTION

         (a)(1)   Offer to Exchange, dated January 24, 2002.
         (a)(2)   Form of Acceptance Letter.
         (a)(3)   Form of Withdrawal Letter.
         (a)(4)   Letter and E-mail Messages to Directors, Officers and
                  Employees of 724 Solutions.
         (a)(5)   Material United States Federal Income Tax Consequences.
         (a)(6)   Material Canadian Income Tax Considerations.
         (a)(7)   Description of Tax Consequences to Employees in Germany.
         (a)(8)   Description of Tax Consequences to Employees in the United
                  Kingdom (other than Scotland).
         (a)(9)   Form of Cover Letter and Option Holdings Statement.
         (a)(11)  Form of Reminder E-mail to 724 Solutions Employees.
         (d)(1) 724 Solutions Inc. 1997 Stock Option Plan, as amended and restated.
         (d)(2)   Form of Stock Option  Agreement  pursuant to the 724 Solutions
                  Inc. 1997 Stock Option Plan, as amended and restated.
         (d)(3) Tantau Software Inc. 1999 Stock Option Plan, as amended and restated, assumed by 724 Solutions Inc.
         (d)(4)   Form of Stock Option  Agreement  pursuant to the Tantau
                  Software Inc. 1999 Stock Option Plan, as amended and restated, assumed by 724 Solutions Inc.
         (d)(5) 724 Solutions Inc. 2000 Stock Option Plan, as amended and restated.
         (d)(6) Forms of Canadian and U.S. Stock Option Agreements pursuant to the 724 Solutions Inc. 2000 Stock Option Plan, as amended and restated.
         (d)(7) Forms of Canadian and U.S. Stock Option Agreements pursuant to the 724 Solutions Inc. 2000 Stock Option Plan, as amended and restated (for new option grants).
